SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the

Securities Exchange Act of 1934

For the month of March 2007

Vannessa Ventures Ltd.

(Translation of registrant’s name into English)

000-30462

(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.

(Registrant)

Date: March 29, 2007

By:

/s/ John R. Morgan

Name: John R. Morgan

Title:   President

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EXHIBIT INDEX

Exhibit

Description

1.

News Release, 28 March 2007 -  English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta

T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

March 28, 2007	Trading Symbol: TSXV: VVV

Vannessa Finalizes Agreements on Guyana

Properties with Shoreham

Calgary, March 28, 2007 - Vannessa Ventures Ltd. (the "Company") -- The Company is pleased to announce that it has executed the Agreements with Shoreham Resources Ltd. of Toronto ("Shoreham") for the acceleration of the exploration and development of the Marudi Mountain and Paint Mountain prospects in Guyana.

Under the terms of the agreement, the Company grants Shoreham the option to earn an initial 50% working interest in the Marudi Mountain Gold project by completing US$2,000,000 in exploration and qualified project management expenditures during a period of three years or less. Shoreham may earn a further 25% by completing an additional US$2,000,000 in exploration and development work prior to the fourth anniversary of the Agreement. The Company has the option to retain a 25% interest in the property going forward.

Under Shoreham's direction and supervision, exploration will focus on expanding known gold occurrences at both the Marudi and Paint Mountain prospects with a view to identifying additional mining opportunities in this large under-explored gold producing area.  The Company is of the view that this course of action provides the best opportunity for early expansion, definition and development of the Marudi and Paint Mountain gold projects and looks forward to working with Shoreham to continue development in this gold producing region.

The Potaro Purchase Agreement with Shoreham for the sale of 100% of the Company's Potaro assets was also executed which involves the payment to the Company of an aggregate sum of US$ 1.2 million over four years.

These transactions afford the Company the opportunity to focus on near term growth through the continuing development of its Crucitas gold mining project in Costa Rica.

John Morgan, President
VANNESSA VENTURES LTD.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."